Exhibit 99.2
Satyam Computer Services Limited
Regd. office: Mayfair Centre, I Floor, 1-8-303/36, S.P.Road, Secunderabad — 500 003.
Highlights for Q1 — 2009
Business Outlook
1.	For fiscal 2009, under US GAAP, revenue is expected to be between US$ 2.65 bn and US$ 2.69 bn, implying a growth rate of 24.0% to 26.0% over fiscal 2008. Basic earning per ADS for fiscal 2009 is expected to be between US$ 1.45 and US$ 1.48*, implying a growth rate of 16.0%-18.4% over fiscal 2008.

2.	Corresponding revenue under Indian GAAP consolidated is expected to be between Rs 11,181 crore and Rs 11,363 crore, implying a growth rate of 32.0% - 34.1 % over fiscal 2008. EPS for the full year is expected to be between Rs. 31.83 to Rs. 32.35, implying a growth rate of 26.1 % to 28.2%.

3.	For Q2 FY 2009, under US GAAP, revenue is expected to be between US$ 645.6 mn and US$ 651.9 mn, implying a growth rate of 3.5 % to 4.5%#. Basic earning per ADS for the quarter is expected to be US$ 0.35*.

4.	For Q2 FY 2009, under Indian GAAP consolidated, corresponding revenue is expected to be between Rs 2,743 crore and Rs 2,769 crore, implying a growth rate of 4.7 % and 5.7%; EPS for the quarter is expected to be between Rs. 7.71 to 7.78.

*	Excluding Fringe Benefit Tax (FBT) on ESOPs

#	Growth rate is after adjusting Q1 2009 revenue for US$ 13.5 mn due to foreign exchange fluctuation arising out of prevailing US GAAP standards. Unadjusted growth rate is 1.3% to 2.3%
Consolidated Indian GAAP Highlights
The highlights of the results for the quarter under Indian GAAP Consolidated basis are:
1.	Revenue was Rs.2620.8 crore; a YoY increase of 43.2% and a sequential increase of 8.5%.

2.	Net Profit after Tax was Rs. 547.7 crore; a YoY increase of 44.8% and a sequential increase of 17.3%.

3.	EPS for Q1 2009 was Rs. 8.16; a YoY increase of 43.9% and a sequential increase of 17.1%.

4.	EBITDA margin for the quarter was 24.1%.
US GAAP Highlights
The highlights of the results under US GAAP are:
1.	Revenue was US$ 637.3 mn; up 40.9 % YoY and 3.9 % sequentially.

2.	Net Income was $ 126.6 mn; YoY increase of 36.0 % and a sequential increase of 12.7%.

3.	Basic earning per ADS for the quarter was US$ 0.38; increase of 35.7 % YoY and up 11.8 % sequentially.

4.	Operating margins (EBIT) for the quarter was 21.0%.
Others
1.	The parent company ended the quarter with 46,620 associates, an addition of 651 associates including 161 trainees for Q1 09. The number of associates including the subsidiaries and joint ventures stood at 51,643.

2.	Attrition on a trailing twelve months basis fell to 12.6 % from 13.1 % in Q4 FY08. Annualized quarterly attrition for the quarter stood at 10.95%.

3.	34 Customers added during the quarter.

Consolidated financial results as per Indian GAAP

Rs. in crores except as stated otherwise
					Quarter	Growth over
				Growth over	ended	quarter ended
		Quarter ended June 30,		quarter ended	March 31,	March 31,	Year ended
Sl.		(unaudited)		June 30, 2007	2008	2008	March 31, 2008
No.	Particulars	2008	2007	(%)	(unaudited)	(%)	(audited)
1	Income from services
	—Exports	2,542.81	1,776.94	43.10	2,350.55	8.18	8,220.84
	—Domestic	78.02	53.25	46.52	65.47	19.17	252.65
	Total	2,620.83	1,830.19	43.20	2,416.02	8.48	8,473.49
2	Other income	33.12	63.20	(47.59)	22.97	44.19	267.20
3	Total income	2,653.95	1,893.39	40.17	2,438.99	8.81	8,740.69
4	Personnel expenses	1,541.21	1,106.18	39.33	1,469.93	4.85	5,259.50
5	Cost of software and hardware sold	0.26	0.25	4.00	0.71	(63.38)	2.32
6	Operating and administration expenses	447.09	313.47	42.63	394.73	13.26	1,376.84
7	Total expenditure	1,988.56	1419.90	40.05	1,865.37	6.60	6,638.66
8	Profit before interest, depreciation/ amortization and taxation (PBIDT)	665.39	473.49	40.53	573.62	16.00	2102.03
9	PBIDT margin	25.07%	25.01%	—	23.52%	—	24.05%
10	Operating profit (PBIDT without other income)	632.27	410.29	54.10	550.65	14.82	1,834.83
11	Operating profit margin	24.12%	22.42%	—	22.79%	—	21.65%
12	Financial expenses	5.74	3.32	72.89	4.57	25.60	20.19
13	Depreciation/amortization	46.70	38.69	20.70	43.53	7.28	163.59
14	Profit before taxation [8-(12+13)]	612.95	431.48	42.06	525.52	16.64	1,918.25
15	Provision for taxation	65.25	53.16	22.74	58.67	11.22	230.36
16	Profit after taxation before minority interest	547.70	378.32	44.77	466.85	17.32	1,687.89
17	Minority interest	—	—	—	—	—	—
18	Profit after taxation and minority interest	547.70	378.32	44.77	466.85	17.32	1,687.89
19	PAT to total income	20.64%	19.98%	—	19.14%	—	19.31%
20	Paid-up equity share capital (Par value of Rs.2 per share)	134.50	133.53	—	134.10	—	134.10
21	Reserves excluding revaluation reserves	7,702.60	5,974.07	—	7,103.27	—	7,103.27
22	Preference shares of Rs. 10 each issued by Subsidiary Company	—	45.50	—	—	—	—
23	EPS — basic (Rs.) (on par value of Rs. 2 per share)	8.16	5.67	43.92	6.97	17.07	25.24
24	EPS — diluted (Rs.) (on par value of Rs. 2 per share)	8.00	5.53	44.67	6.82	17.30	24.71
25	Public Shareholding
	— Number of Shares	483,897,626	478,751,581	—	481,399,447	—	481,399,447
	— Percentage of shareholding	71.96	71.70	—	71.80	—	71.80

Notes:

1.	The above results have been taken on record by the Board of directors at its meeting held today.

2.	The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with Accounting Standard (AS) 21 on consolidated financial statements notified under the Companies Act, 1956. All significant intra-group balances and intra-group transactions and resulting unrealized profits have been eliminated. The financial statements also include the results of our joint ventures consolidated on proportionate consolidation method in accordance with AS 27 on Financial Reporting of Interests in Joint Ventures.

3.	The results of business entities, which have been consolidated, with the results of Satyam, include subsidiaries — Satyam BPO Ltd (formerly known as Nipuna Serviced Ltd.), Satyam Technologies Inc., Satyam Computer Services (Shanghai) Co. Ltd., Satyam Computer Services (Nanjing) Co. Ltd., Citisoft Plc and its subsidiary, Knowledge Dynamics Pte Ltd., and its subsidiaries, Satyam Computer Services (Egypt) S.A.E, Nitor Global Solutions Ltd., and Bridge Strategy Group LLC. The results also include the results of our joint ventures Satyam Venture Engineering Services Pvt. Ltd. and CA Satyam ASP Pvt. Ltd., which have been accounted using proportionate consolidation method.

4.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform to those of the current period.

For and on behalf of the Board of Directors

Place:	Hyderabad	B. Rama Raju
Date:	July 18, 2008	Managing Director

Consolidated financial results as per International Financial Reporting Standards (IFRS)

		Quarter ended June 30,		Growth over	Year ended
Sl.		(unaudited)		quarter ended	March 31, 2008
No.	Particulars	2008	2007	June 30, 2007	(audited)
		US$ million		%	US$ million
1	Revenue	637.3	452.3	40.90	2,138.1
2	Gross profit	253.4	163.4	55.08	780.8
3	Operating profit	128.1	91.5	40.00	413.8
4	Finance income, net	14.9	15.6	(4.49)	60.4
5	Profit before income tax	143.1	107.1	33.61	474.3
6	Profit for the year	128.9	95.1	35.54	421.8
7	EPADS — Basic (US$)	0.39	0.29	34.48	1.27
8	EPADS — Diluted (US$)	0.38	0.28	35.71	1.24

Notes:

1.	The above results have been taken on record by the Board of directors at its meeting held today.

2.	These consolidated interim financial statements have been prepared in accordance with IAS 34, Interim financial reporting, and complies with all of the requirements of each of the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. These consolidated interim financial statements have been prepared in accordance with those IFRS standards and IFRIC interpretations issued and effective or issued and early adopted as at June 30, 2008.

3.	The results of business entities, which have been consolidated, with the results of Satyam include direct subsidiaries — Satyam BPO Ltd (formerly known as Nipuna Services Ltd.), Satyam Technologies Inc., Satyam Computer Services (Shanghai) Co. Ltd., Satyam Computer Services (Nanjing) Co. Ltd., Citisoft Plc, Knowledge Dynamics Pte. Ltd., Satyam Computer Services (Egypt) S.A.E., Nitor Global Solutions Ltd. and Bridge Strategy Group LLC & indirect subsidiaries — Knowledge Dynamics Pvt. Ltd., Knowledge Dynamics USA Inc. and Citisoft Inc. The results also include special purpose entity — Satyam Associates Trust and the results of our jointly controlled entities — Satyam Venture Engineering Services Pvt. Ltd. and CA Satyam ASP Pvt. Ltd.

4.	Statement showing reconciliation between net profit as per Indian GAAP consolidated and IFRS consolidated financial statements for the quarter ended June 30, 2008, June 30, 2007 and year ended March 31, 2008 is as follows:

			US$ in million

		Quarter ended	Quarter ended	Year ended
		June 30, 2008	June 30, 2007	March 31, 2008
Sl. No.	Particulars	(unaudited)	(unaudited)	(audited)
1	Profit as per Indian GAAP Consolidated Financial Statements	131.8	92.1	421.3
2	Stock based compensation	(1.3)	(0.6)	(2.6)
3	Others, net	(1.6)	3.6	3.1
4	Net income as per IFRS Financial Statements	128.9	95.1	421.8

Consolidated financial results as per US GAAP

					US$ in million except as stated otherwise
						Growth over
				Growth over		three months
		Three months ended		three months	Three months	ended	Year ended
		June 30,		ended	ended March	March	March 31,
Sl.		(unaudited)		June 30, 2007	31, 2008	31, 2008	2008
No.	Particulars	2008	2007	(%)	(unaudited)	(%)	(unaudited)
1	Revenues	$637.3	$452.3	40.90	$613.3	3.91	$2,138.1
2	Gross profit	251.6	163.1	54.26	234.1	7.48	778.9
3	Operating income	134.0	90.1	48.72	121.1	10.65	408.7
4	Operating income margin	21.03%	19.92%	—	19.75%	—	19.12%
5	Income / (loss) before taxes, minority interest and equity in earnings / (losses) of associated companies	140.2	104.9	33.65	125.5	11.71	469.8
6	Net income	$126.6	$93.1	35.98	$112.3	12.73	$417.0
7	EPADS — basic (US$)	0.38	0.28	35.71	0.34	11.76	1.25
8	EPADS — diluted (US$)	0.37	0.27	37.04	0.33	12.12	1.23

Notes:

1.	The above results have been taken on record by the Board of directors at its meeting held today.

2.	The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with generally accepted accounting principles applicable in the United States (US GAAP). All significant inter-company balances and transactions have been eliminated.

3.	The results of business entities, which have been consolidated, with the results of Satyam, include subsidiaries - Satyam BPO Ltd (formerly known as Nipuna Serviced Ltd.), Satyam Technologies Inc., Satyam Computer Services (Shanghai) Co. Ltd., Satyam Computer Services (Nanjing) Co. Ltd., Citisoft Plc and its subsidiary, Knowledge Dynamics Pte Ltd., and its subsidiaries, Satyam Computer Services (Egypt) S.A.E, Nitor Global Solutions Ltd and Bridge Strategy Group LLC. The results also include Satyam Associate Trust and the results of our associates Satyam Venture Engineering Services Pvt. Ltd. and CA Satyam ASP Pvt. Ltd.

4.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform to those of the current period.

5.	Statement showing reconciliation between net profit as per Indian GAAP and US GAAP consolidated financial statements for the quarter ended June 30, 2008, June 30, 2007 and year ended March 31, 2008 is as follows:

				US$ in million
Sl.		Three months ended June 30,		Year ended March 31,
No.	Particulars	2008	2007	2008
1	Profit as per Indian GAAP consolidated financial statements	$131.8	$92.1	$421.3
2	Stock-based compensation	(0.9)	(0.6)	(2.4)
3	Others, net	(4.3)	1.6	(1.9)
4	Total adjustments (2 to 3)	(5.2)	1.0	(4.3)
5	Net income as per US GAAP financial statements	$126.6	$93.1	$417.0

Standalone Audited financial results for the quarter ended June 30, 2008 as per Indian GAAP

Rs. in crores except as stated otherwise
				Growth
				over		Growth over
				quarter	Quarter	quarter ended
				ended	ended	March 31,	Year ended
Sl.		Quarter ended June 30,		June 30, 2007	March 31,	2008	March 31,
No.	Particulars	2008	2007	(%)	2008	(%)	2008
1	Income from services
	— Exports	2,449.65	1,706.27	43.57	2,255.15	8.62	7,889.18
	— Domestic	77.25	52.81	46.28	64.23	20.27	248.10
	Total	2,526.90	1,759.08	43.65	2,319.38	8.95	8,137.28
2	Other income	29.62	61.85	(52.11)	18.46	60.46	257.20
3	Total income	2,556.52	1,820.93	40.40	2,337.84	9.35	8,394.48
4	Personnel expenses	1,469.40	1,059.38	38.70	1,408.84	4.30	5,045.54
5	Operating and administration expenses	408.89	286.99	42.48	365.05	12.01	1,263.20
6	Total expenditure	1,878.29	1,346.37	39.51	1,773.89	5.89	6,308.74
7	Profit before interest, depreciation/amortization and taxation (PBIDT)	678.23	474.56	42.92	563.95	20.26	2,085.74
8	PBIDT margin	26.53%	26.06%	—	24.12%	—	24.85%
9	Operating profit (PBIDT without other income)	648.61	412.71	57.16	545.49	18.90	1,828.54
10	Operating profit margin	25.67%	23.46%	—	23.52%	—	22.47%
11	Financial expenses	1.53	0.51	200.00	0.68	125.00	5.94
12	Depreciation/amortization	39.95	32.55	22.73	36.80	8.56	137.94
13	Profit before taxation [7-(11+12)]	636.75	441.50	44.22	526.47	20.95	1,941.86
14	Provision for taxation	60.84	52.36	16.20	58.02	4.86	226.12
15	Profit after taxation (PAT)	575.91	389.14	48.00	468.45	22.94	1,715.74
16	PAT to Total income	22.53%	21.37%	—	20.04%	—	20.44%
17	Paid-up equity share capital (par value of Rs.2 per share)	134.50	133.53	—	134.10	—	134.10
18	Reserves excluding revaluation reserves	7,843.45	6,068.61	—	7,221.71	—	7,221.71
19	EPS — basic (Rs.) (on par value of Rs. 2 per share)	8.58	5.83	47.17	6.99	22.75	25.66
20	EPS — diluted (Rs.) (on par value of Rs. 2 per share)	8.41	5.68	48.06	6.84	22.95	25.12
21	Dividend per share (On par value of Rs. 2 per share)
	— Interim Dividend (Rs.)	—	—	—	—	—	1.00
	— Final Dividend (Rs.)	—	—	—	2.50	—	2.50
22	Public Shareholding
	— Number of shares	483,897,626	478,751,581	—	481,399,447	—	481,399,447
	— Percentage of shareholding	71.96	71.70	—	71.80	—	71.80

Segment Reporting:		Rs in crores

1	Segment revenue
	Information technology services	2,526.90	1,759.08	43.65	2,319.38	8.95	8,137.28
	Less: Inter segment revenue	—	—	—	—	—	—
	Net Sales / Income from operations	2,526.90	1,759.08	43.65	2,319.38	8.95	8,137.28
2	Segment profit /(loss) before tax and interest
	Information technology services	608.66	380.16	60.11	508.69	19.65	1,690.60
	Less : Financial expenses	1.53	0.51	200.00	0.68	125.00	5.94
	Add: Other income	29.62	61.85	(52.11)	18.46	60.46	257.20
	Total profit before tax	636.75	441.50	44.22	526.47	20.95	1,941.86
3	Capital employed
	Information technology services	3,821.59	2,613.65	46.22	3,331.55	14.71	3,331.55

Notes:

1.	The above results have been taken on record by the Board of directors at its meeting held today.

2.	The total manpower strength as on June 30, 2008 stood at 46,620 associates as against 45,969 associates as on March 31, 2008 signifying an increase of 651 associates. The number of technical associates increased by 588 to close the quarter at 43,867 (43,279 associates as on March 31, 2008).

3.	During the quarter ended June 30, 2008, the Company allotted 20, 29,227 equity shares of Rs. 2 each, consequent to exercise of stock options by the Associates.

4.	Details of investor complaints for the quarter ended June 30, 2008:

	Pending as on	During the quarter		Pending as on
Nature	April 1, 2008	Received	Disposed off	June 30, 2008
Dividends related	0	15	15	0
Others	0	8	8	0
Total	0	23	23	0

5.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform to those of the current period.

For and on behalf of the Board of Directors

Place:	Hyderabad	B. Rama Raju
Date:	July 18, 2008	Managing Director
Safe Harbor:
This release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6-K concerning the quarter ended December 31, 2007 furnished to the United States Securities and Exchange Commission on January 28, 2008 and the other reports filed with the Securities and Exchange Commission from time to time. These filings are available at www.sec.gov.